Exhibit 3.67

ATLANTIC RENEWABLES HOLDINGS, LLC

LIMITED LIABILITY COMPANY AGREEMENT

WHEREAS, the Delaware Limited Liability Company Act (the “Act”), provides that a Delaware limited liability company shall have one or more members; and

WHEREAS, the undersigned constitutes the sole member of Atlantic Renewables Holdings, LLC, a Delaware limited liability company (the “Company”) and desires that this document serve as the Company’s limited liability company agreement.

NOW, THEREFORE, the undersigned declares as follows:

1.                                            Tax Status. The Company shall be disregarded as a separate entity for federal, and where permitted, state income tax purposes. Accordingly, for the time period for which the Company has a sole member, all assets, liabilities, and items of income, deduction and credit of the Company shall be treated as assets, liabilities, and such items (as the case may be) of its sole member.

2.                                            General Management. The business and affairs of the Company shall be managed by Harbor Capital Holdings, LLC, a Delaware limited liability company, in its capacity as the sole member and the sole member shall have the fullest right, power and authority to manage, direct and control all of the business and affairs of the Company and to transact business of its behalf.

3.                                            Election of Officers; Delegation of Authority. The sole member hereby designates Barry E. Welch as the President of the Company and each of Paul H. Rapisarda and Patrick J. Welch as Vice Presidents of the Company. The President shall execute all resolutions and authorizations, as well as bonds, mortgages and all other contracts of the Company, and shall perform all such other duties as are incident to his office. In case of the absence or disability of the President, his duties shall be performed by a Vice President. The sole member may designate one or more additional officers with such titles as may be designated by the sole member to act in the name of the Company with such authority as may be delegated to such officer(s) by the sole member. Each officer shall act pursuant to his delegated authority until such officer is removed by the sole member. Any action taken by an officer designated by the sole member shall constitute the act of and serve to bind the Company.

4.                                            Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and interpreted and enforced in accordance with the laws of the state of Delaware.

5.                                            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the sole member, and its successors and assigns.

6.                                             No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the sole member, and its successors and assigns, and no other person or entity shall have any rights, interests, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the 27th day of March, 2009.

Harbor Capital Holdings, LLC, the sole member

By: Atlantic Power Holdings, LLC, its sole member

By: Atlantic Power Management, LLC, its manager

By:	/s/ Barry E. Welch
Barry E. Welch
President and Chief Executive Officer